UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 2018

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The General Meeting of shareholders of the Company is scheduled to be held on June 26, 2018  at 4:00 p.m. at the offices of Latham & Watkins (London) LLP, 99 Bishopsgate, London, EC2M 3XF, United Kingdom. The Circular incorporating the notice convening the General Meeting and related documentation are furnished herewith as Exhibit 1 and Exhibit 2 to this Report on Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225107).

EXHIBIT INDEX

Exhibit No.	Description

1	Circular for June 26, 2018 General Meeting
2	Proxy Form for June 26, 2018 General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: June 4, 2018	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel